Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

September 30, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on September 30, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces Discovery of Significant Mineralization at Santa Eduviges, Las Molinas and San Amado at Ocampo and Provides an Update on its 2009 Exploration Program

Item 5

Full Description of Material Change

Gammon is pleased to announce the discovery of significant mineralization at the Santa Eduviges, Las Molinas and San Amado areas at its flagship Ocampo operation together with an overall update its ongoing 2009 exploration programs.

2009 Ocampo Exploration Highlights

  To date, the Company has completed 85,838 metres, or 70%, of its planned 123,000 metre reserve replacement drilling program;

  The San Amado drilling returned a bonanza grade intercept at hole OG-797 of 0.5 meters at 318 grams per tonne gold  and 1,028 grams per tonne silver or 336.68 grams per tonne gold equivalent;

  The drilling program at Santa Eduviges underground target has provided some very encouraging results with one hole reporting over 9.0 metres of 14.57 grams per tonne gold equivalent. Given the ongoing drilling success to date, an additional 5,900 metres of drilling has been added to the original 4,380 metre program and an additional diamond drill will be mobilizing in October;

  The Company has completed 82% of the planned drilling program at the open pits;

  The drilling program at the northeast underground area has completed 56% of its 39,776 planned program to date. Two additional drill rigs have been mobilized to assist in completing this program by year-end. Encouraging results continue to be received from the Jesus Maria, Belen and Rosario targets;

  Exploration drifting is progressing towards the southeast and northeast underground vein extensions. Drill stations will be established to allow the start of underground drilling in these areas during the fourth quarter;

  The grass root exploration drilling program has completed 78% of the planned program designed to identify new open pit and underground targets for follow up. Significant new mineralization has been identified at Las Molinas, Altagracia and San Amado targets;

  The Company had originally targeted the release of an interim reserve and resource update at the end of the third quarter. However, the aggressive drilling program that is currently underway at Ocampo has resulted in a considerable amount of new significant data that needs to be processed and analyzed to determine its overall impact. The ongoing analysis has been further impacted by personnel changes in our technical services team. The release of the interim reserve and resource statement has been delayed until such time as the compilation and analysis can be completed.

“We are very pleased with the progress of our extensive 2009 in-mine drilling program and we are particularly encouraged with our drilling success at Santa Eduviges. This deposit is demonstrating increasing potential to become the third producing mine on the Ocampo property.” stated Chris Bostwick, Senior Vice President of Technical Services for Gammon Gold. He continued, “The wide widths evident at Santa Eduviges should prove to be amenable to high productivity and low cost mining. The portal and mine access are already established and given the close proximity to the adjacent primary crushing facility, a significant increase in our overall underground mining rates could be achieved within a very short time frame.”

“We are very encouraged by the progress of our 2009, 123,000 metre drilling program at Ocampo. The results we have received so far are quite encouraging especially considering hole OG-797 in San Amado that had a 0.5 metre intercept of 336.68 grams per tonne gold equivalent and hole OU-578 in Santa Eduviges that had a 9.0 meter intercept at 14.57 gold equivalent grams per tonne. We are also pleased with the discovery of significant mineralization at Altagracia and Las Molinas as these targets represents the future growth of the Company.” stated René Marion, Chief Executive Officer of Gammon Gold. “We are also very pleased to be in a position to launch a two year, 40,000 metre drilling program at our El Cubo operation where the initial drilling will focus on four of the 16 drill targets indentified as part of our grass roots exploration program.”

Ocampo Exploration Highlights

The three pronged 123,000 metre drilling program at Ocampo is focused on:

1)

conversion of inferred resources to reserves;

2)

new grass root open pit targeting identified through surface sampling and satellite aster analysis;

3)

new grass root underground veins targeting projections from surface mapping (10 new veins over 6 kilometres identified that require drill testing).

Currently there are eight diamond and reverse circulation drills on site supported by a team of more than 45 experienced geologists and samplers. 70%, or 85,838 metres, of the drilling program has been completed as of September 21, 2009.

The following table summarizes the drilling program and the progress to September 21, 2009.

Area	Progress (m)	Planned (m)	% Complete
Near Pit	42,783	52,080	82%
Santa Eduviges	5,470	4,379	125%
NE Underground	22,089	39,776	56%
New Targets	15,496	27,179	57%
Total	85,838	123,414	70%

Ocampo In-Mine Drilling Program

As of September 21, 2009, the Company had completed 70,342 metres, or 73%, of its planned 96,235 metre reserve replacement drilling program. The program was designed to identify new pit resources, extend known underground veins along strike and down dip and advance the development of the Santa Eduviges underground target. Highlights of the program are as follows:

  The first two phases of the three phase surface drilling program has been successfully completed with two diamond drills and two reverse circulation drills dedicated to this part of the program. A total of 35,981 metres of drilling was completed in Phase I and Phase II, which focused on the Estrella, Conico, Refugio and Picacho deposits. Work is currently focused on compiling geological logging and assays into a comprehensive update of the geologic and structural controls that form the PGR Trend and Picacho ore bodies.

  Phase III of surface drilling program is currently underway with 6,802 metres, or 42%, of the planned 16,099 metre program. The focus of the Phase III surface drilling program is to target both inferred material located between the current reserve and resource pit and to complete planned drilling in the Picacho and Suerte de Lukas ore bodies.

  At the main northeast underground, 22,090 metres, or 56%, of the planned 39,776 metre drill program has been completed, which utilized two drill rigs. Two additional drill rigs are being mobilized in early October to assist in completing the program. Drilling in the third quarter has focused on the Belen, Aventurero, Rosario and Jesus Maria veins. Similar to the open pit program, a comprehensive compilation of all new data is underway in order to develop a new geologic model that incorporates the drilling data from 2008 and 2009, as well the significant amount of underground development that has occurred since the last model update at the end of 2007. Recent highlights of this drilling program include:

  Jesus Maria, Hole OU-617, 0.5 metres of 30.40 g/t gold and 216 g/t silver or 34.32 g/t gold equivalent

  Belen, Hole OU-596, 1.0 metres of 11.10 g/t gold and 16 g/t silver or 11.39 g/t gold equivalent

  Belen, Hole OU-571, 1.5 metres of 1.43 g/t gold and 118 g/t silver or 3.58 g/t gold equivalent

  Rosario, Hole OU-621, 1.0 metres of 2.94 g/t gold and 11 g/t silver or 3.14 g/t gold equivalent

  Encouraged by the positive results from the surface grass roots exploration program that targeted potential underground vein extensions, exploration drifting is currently progressing toward the southeast (SE) and the northeast (NE). The SE drive, on the 1611 level, is a planned  600 metre drive and will establish drill stations along the way to pursue extensions on the Aventurero, San Miguel, Santa Julian, Rosario-Resurrection, and Santa Ana veins. The NE drive, also on the 1611 level, is a planned 620 metre drive and will target the La Leona, San Amado and Sin Nombre veins.

  The Santa Eduviges underground ramp was re-opened in the second quarter if this year and 146 metres of development drifting was undertaken to establish drill stations for continued drilling on the east end of the vein system This recent renewed effort has proven to be very successful, with significant assay intervals encountered. Nine additional holes have been completed at Santa Eduviges for which assays have not yet been received.

  Since April of this year 5,470 metres, in 31 holes, have been drilled in Santa Eduviges utilizing two dedicated drill rigs, with 40% of the holes with returned assays hitting ore grade material. Significant results of the underground drilling program include:

  Hole OU-604, 1.9 metres of 3.12 g/t gold and 108 g/t silver or 5.08 g/t gold equivalent

  Hole OU-597, 7.0 metres of 9.78 g/t gold and 52 g/t silver or 10.73 g/t gold equivalent

  Hole OU-593, 2.0 metres of 1.43 g/t gold and 53 g/t silver or 2.39 g/t gold equivalent

  Hole OU-588, 3.0 metres of 2.60 g/t gold and 106 g/t silver or 4.53 g/t gold equivalent

  Hole OU-584, 1.0 metre of 5.22 g/t gold and 14 g/t silver or 5.47 g/t gold equivalent

  Hole OU-578, 9.0 metres of 5.97 g/t gold and 291 g/t silver or 14.57 g/t gold equivalent (previously released)

  Hole OU-565, 3.0 metres 0f 2.76 g/t gold and 165 g/t silver or 5.76 g/t gold equivalent

  Hole OU-546, 1.0 metre of 8.66 g/t gold and 16 g/t silver or 8.95 g/t gold equivalent

  Due to the encouraging results received from the Santa Eduviges drilling program thus far, an additional 5,900 metres of drilling beyond the original planned 4,380 meters has been approved.

  Immediate development and drilling plans for Santa Eduviges are as follows:

  Fourteen holes will target the down dip extension of the intercepts encountered in holes OU-578 and OU-597 and will be drilled from existing drill stations on the 1885 level to the 1775 and 1725 metre horizon. These two holes are believed to be the extension to the Refugio open pit, currently being mined.

  The 1885 elevation drilling drift will be extended a further 50 metres to the east in order to drill four holes and explore the down plunge extension of the PDG ore body.

  The 1885 elevation drilling drift is currently being extended a further 200 metres to the west with a dedicated jumbo. Drill stations will be established along the way to drill 20 holes and test potential down dip extensions of the Conico ore body on the 1850 to 1750 metre horizon.

Ocampo Grass Roots Exploration

Since April 2009, 78% of the grass root exploration drilling program has been completed with 15,496 metres of drilling in 64 holes.  The drilling program to date has focused on the Picacho SE Extension, Altagracia, Las Molinas, San Amado, Belen and Santa Ines targets.

Surface drilling at the San Amado vein was initiated in August, 2009 with nine holes to date having received assays. Highlights from current and previous drilling include:

  Hole OU-426, 6.3 metres of 25.41 g/t gold and 1,693 g/t silver or 56.19 g/t gold equivalent (drilled in 2008, previously released)

  Hole OU-428, 3.7 metres of 85.65 g/t gold and 684 g/t silver or 98.10 g/t gold equivalent (drilled  in 2008, previously released)

  Hole OG-758, 0.9 metres of 5.50 g/t gold and 249 g/t silver or 10.03 g/t gold equivalent

  Hole OG-771, 1.0 metres of 1.85 g/t gold and 46 g/t silver or 2.69 g/t gold equivalent

  Hole OG-787, 2.0 metres of 10.05 g/t gold and 124 g/t silver or 12.30 g/t gold equivalent (HW Split)

  Hole OG-797, 4.5 metres of 14.15 g/t gold and 193 g/t silver, or 17.65 g/t gold equivalent (this in a parallel vein called La Leona)

  Hole OG-797, 0.5 metres of 318.00 g/t gold and 1028 g/t silver, or 336.68 g/t gold equivalent (HW split)

  Hole OG-797, 3.0 metres of 2.72 g/t gold and 5 g/t silver, or 2.81 g/t gold equivalent

The underground operation is presently drifting along the San Amado vein along the 1611 metre level and plans to complete 620 metres of exploration drive by year end. The Company expects to initiate underground drilling during the fourth quarter with a planned 4,200 metre drilling program that is anticipated to be completed by the end of the year.

Hole OG-797 discovered very high grade gold-silver mineralization in what the exploration team believe to be a hanging-wall split.  The geometry of this split is yet to be fully understood, but with extremely positive grades such as these, the exploration team will continue to aggressively drill the target. Hole OG-797 also cut high grades in the sub-parallel La Leona Vein near surface.  This anomalous structure was previously identified, but the results in OG-797 show it can carry very high grades at least locally.  The discoveries on San Amado, the San Amado HW split, and the La Leona are all open in three directions to expansion and continue to support our goal of expanding the Ocampo district towards the east.

San Amado - La Leona
Hole	Year	From	To	Intercept (m)	Au (g/t)	Ag (g/t)	AuEq (g/t) (55:1)
OG-178	2005	275.0	276.0	1.0	8.2	391	15.31
OU-424	2008	63.6	64.9	1.4	1.79	146	4.44
OU-425	2008	0.0	0.0	0.0	0.00	0	0.00
OU-426	2008	51.6	57.9	6.3	25.41	1693	56.19
OU-427	2008	0.0	0.0	0.0	0.00	0	0.00
OU-428	2008	127.1	130.8	3.7	85.65	684	98.10
OG-758	2009	303.2	304.0	0.9	5.50	249	10.03
OG-778	2009	121.0	122.0	1.0	0.54	30	1.09
OG-771	2009	294.0	295.0	1.0	1.85	46	2.69
OG-780	2009	0.0	0.0	0.0	0.00	0	0.00
OG-784 *	2009	165.0	166.0	1.0	6.43	58	7.48
OG-784 *	2009	212.0	212.5	0.5	3.10	282	8.23
OG-784	2009	231.0	231.5	0.5	0.00	221	4.02
OG-787 *	2009	147.7	149.7	2.0	10.05	124	12.30
OG-787 *	2009	149.7	153.9	4.2	0.49	18	0.81
OG-791	2009	0.0	0.0	0.0	0.00	0	0.00
OG-794	2009	0.0	0.0	0.0	0.00	0	0.00
OG-797 **	2009	8.2	14.3	6.1	0.31	25	0.77
OG-797 **	2009	14.3	18.8	4.5	14.15	193	17.65
OG-797 **	2009	44.9	46.4	1.5	2.07	12	2.27
OG-797 **	2009	58.7	61.0	2.4	1.19	9	1.35
OG-797 *	2009	227.6	228.1	0.5	318.00	1028	336.68
OG-797 *	2009	331.9	334.9	3.0	2.72	5	2.81

(* )  These samples are from a system of h anging-wall splits off the San Amado referred to as San Amado Alto

(** ) These samples are from the parallel La Leona Vein

Note:  This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. The intercepts from OG-797 are the average of two ALS_Chemex assays on each sample. True widths have not been calculated.

“I am pleased that our exploration team at Ocampo has been successful in defining the new Las Molinas open pit target. This past season’s geologic mapping and surface geochemistry has lead to the successful discovery of significant mineralization in the first round of our drilling program.  This program discovered anomalous mineralization in 13 of the 14 holes completed.  The system is open to the southeast and is also open to the northwest along strike. We will step out further to the northwest to test the continuation of this target. During the next quarter we hope to drill off this discovery in sufficient detail to develop a mining plan by year-end 2009.” stated Peter Drobeck, Sr. V.P. of Exploration & Business Development. “I am also very encouraged that we continue to discover highly anomalous mineralization at Altagracia.  The new intercepts at Altagracia show a potential for high-grade underground mineralization.”

El Cubo Exploration Highlights

Over the past five months the Company’s Exploration division has renewed its efforts in the El Cubo Mine and Guanajuato district.  The work has resulted in the definition of sixteen new exploration target areas that are presently being worked into an integrated drill plan for the later part of the year.  The Company recently launched a two year, 40,000 metre drilling program where the initial drilling will focus on four of the 16 drill targets indentified as part of its grass roots exploration program. To date, two holes have been completed at the Dolores SE target.

Guadalupe y Calvo

During the quarter the Company registered an additional 36,755 hectare of exploration property to the northwest of the Guadalupe y Calvo San Luis claim. This additional claim has increased the land position to approximately 66,883 hectares. Geochemistry conducted on the Guadalupe y Calvo Project has identified anomalous mineralization in the northwest portion of the San Luis claim.

In 2010, the Company anticipates the resumption of an accelerated exploration program at Guadalupe y Calvo as well as the completion of a scoping study.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion Chief Executive Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Diagram 1: NE Underground Veins

Planned exploration drifts on the 1611 metre level targeting previously untested targets to the northeast and southeast of the main underground.

Diagram 2: Santa Eduviges

Santa Eduviges, as currently interpreted, is a northwest striking structure, dipping at approximately 62 degrees to the south-east. Additional untargeted parallel structures occur adjacent to Santa Eduviges, including Santa Theodora (OU-546 with 1 metre at 8.95 grams per tonne gold equivalent), Veta Libre (OU-613 with 2.7 metres at 3.12 grams per tonne gold equivalent & OU-565 1 metre at 5.85 grams per tonne gold equivalent) and Veta Alama, which has not as yet been cut by drilling. Historical small scale underground mining (circa 1940's) has occurred within the direct vicinity of Santa Eduviges, with development and stopes mapped out 150 metres to the north of the current drilling level.

200 metres of drifting and 4,160 metres of drilling is planned to the northwest of existing drilling and 50 metres of drifting and 1,750 metres of drilling is planned to the southeast of existing drilling.

Table 1: Santa Eduviges
Hole	Year	From	To	Intercept (m)	Au (g/t)	Ag (g/t)	AuEq (g/t) (55:1)
OU-628	2009	100.1	101.1	1.0	2.42	2	2.46
OU-604	2009	200.7	202.5	1.9	3.12	108	5.08
OU-597	2009	112.0	119.0	7.0	9.78	52	10.73
OU-593	2009	97.0	99.0	2.0	1.43	53	2.39
OU-588	2009	108.0	111.0	3.0	2.60	106	4.53
OU-584	2009	94.5	95.5	1.0	5.22	14	5.47
OU-578	2009	129.0	138.0	9.0	7.74	376	14.57
OU-565	2009	144.0	147.0	3.0	2.76	165	5.76
OU-546	2009	141.0	142.0	1.0	8.66	16	8.95
OU-453	2008	103.5	106.5	3.0	0.37	48	1.24
OU-451	2008	82.5	87.0	4.5	1.63	46	2.47
OU-433	2008	115.5	117.0	1.5	1.42	68	2.66

Note:  This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 2: Los Molinas
Hole	Year	From	To	Intercept (m)	Au (g/t)	Ag (g/t)	AuEq (g/t) (55:1)
OG-725	2009	145.5	153.0	7.5	0.12	9	0.29
OG-729	2009	0.0	0.0	0.0	0.00	0	0.00
OG-730	2009	153.0	172.0	19.0	0.64	24	1.07
OG-735	2009	145.0	159.0	14.0	0.41	12	0.64
OG-735	2009	175.0	188.0	13.0	0.18	8	0.32
OG-735	2009	239.0	248.0	9.0	0.86	14	1.12
OG-736	2009	63.0	69.0	6.0	0.92	29	1.45
OG-740	2009	39.0	50.0	11.0	1.81	50	2.71
OG-740	2009	141.0	142.0	1.0	0.95	57	1.99
OG-742	2009	68.0	73.0	5.0	0.15	5	0.25
OG-742	2009	91.0	97.0	6.0	0.94	39	1.65
OG-747	2009	133.0	139.0	6.0	1.72	10	1.90
OG-747	2009	158.0	175.0	17.0	0.27	11	0.47
OG-748	2009	28.0	29.0	1.0	1.19	5	1.28
OG-748	2009	76.0	79.0	3.0	1.97	33	2.56
OG-748	2009	97.0	98.0	1.0	1.38	5	1.47
OG-749	2009	10.0	28.0	18.0	0.22	2	0.25
OG-749	2009	58.0	65.0	7.0	0.25	10	0.44
OG-749	2009	71.0	79.0	8.0	0.73	40	1.45
OG-749	2009	168.0	181.0	13.0	0.51	17	0.81
OG-751	2009	103.0	106.0	3.0	0.58	6	0.69
OG-751	2009	106.0	111.0	5.0	6.72	110	8.72
OG-751	2009	111.0	168.0	57.0	0.86	21	1.24
OG-753	2009	11.0	26.0	15.0	0.36	5	0.45
OG-765	2009	111.0	114.0	3.0	0.73	43	1.52
OG-768	2009	149.0	150.0	1.0	0.51	64	1.67
OG-768	2009	160.0	161.0	1.0	1.06	7	1.19
OG-768	2009	228.0	231.0	3.0	1.24	2	1.28

Note:  This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 3: Altagracia
Hole	Year	From	To	Intercept (m)	Au (g/t)	Ag (g/t)	AuEq (g/t) (55:1)
OG-596	2009	87.0	94.3	7.3	0.64	3	0.68
OG-597	2009	71.0	72.1	1.1	1.17	36	1.82
OG-597	2009	125.0	142.0	17.0	0.24	7	0.37
OG-597	2009	142.0	151.0	9.0	11.81	94	13.51
OG-598	2009	127.0	132.0	5.0	0.76	30	1.30
OG-599	2009	143.5	159.0	15.5	0.35	0	0.35
OG-599	2009	189.5	204.0	14.5	0.20	4	0.26
OG-599	2009	209.0	210.0	1.0	0.97	6	1.08
OG-600	2009	103.0	104.0	1.0	0.23	41	0.98
OG-601	2009	196.2	199.2	3.0	0.31	12	0.54
OG-680	2009	100.4	103.0	2.6	0.24	6	0.35
OG-680	2009	323.0	333.4	10.4	3.01	241	7.38
OG-703	2009	58.6	60.6	2.0	0.19	9	0.35
OG-695	2009	26.0	35.0	9.0	0.43	6	0.55
OG-695	2009	58.6	61.5	2.9	0.38	6	0.48
OG-718	2009	199.0	210.0	11.0	0.06	16	0.35
OG-718	2009	224.0	226.0	2.0	0.40	5	0.49
OG-732	2009	164.0	166.0	2.0	0.48	12	0.69
OG-732	2009	230.0	233.0	3.0	0.95	7	1.07
OG-745	2009	14.8	17.8	3.1	15.77	26	16.25
OG-745	2009	25.5	33.5	8.1	0.26	16	0.55
OG-746	2009	145.5	147.0	1.5	8.54	0	8.54

Note:  This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 4: San Amado - La Leona
Hole	Year	From	To	Intercept (m)	Au (g/t)	Ag (g/t)	AuEq (g/t) (55:1)
OG-178	2005	275.0	276.0	1.0	8.2	391	15.31
OU-424	2008	63.6	64.9	1.4	1.79	146	4.44
OU-425	2008	0.0	0.0	0.0	0.00	0	0.00
OU-426	2008	51.6	57.9	6.3	25.41	1693	56.19
OU-427	2008	0.0	0.0	0.0	0.00	0	0.00
OU-428	2008	127.1	130.8	3.7	85.65	684	98.10
OG-758	2009	303.2	304.0	0.9	5.50	249	10.03
OG-778	2009	121.0	122.0	1.0	0.54	30	1.09
OG-771	2009	294.0	295.0	1.0	1.85	46	2.69
OG-780	2009	0.0	0.0	0.0	0.00	0	0.00
OG-784 *	2009	165.0	166.0	1.0	6.43	58	7.48
OG-784 *	2009	212.0	212.5	0.5	3.10	282	8.23
OG-784	2009	231.0	231.5	0.5	0.00	221	4.02
OG-787 *	2009	147.7	149.7	2.0	10.05	124	12.30
OG-787 *	2009	149.7	153.9	4.2	0.49	18	0.81
OG-791	2009	0.0	0.0	0.0	0.00	0	0.00
OG-794	2009	0.0	0.0	0.0	0.00	0	0.00
OG-797 **	2009	8.2	14.3	6.1	0.31	25	0.77
OG-797 **	2009	14.3	18.8	4.5	14.15	193	17.65
OG-797 **	2009	44.9	46.4	1.5	2.07	12	2.27
OG-797 **	2009	58.7	61.0	2.4	1.19	9	1.35
OG-797 *	2009	227.6	228.1	0.5	318.00	1028	336.68
OG-797 *	2009	331.9	334.9	3.0	2.72	5	2.81

(* )  These samples are from a system of h anging-wall splits off the San Amado referred to as San Amado Alto

(** ) These samples are from the parallel La Leona Vein

Note:  This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by ALS-Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. The intercepts from OG-797 are the average of two ALS_Chemex assays on each sample. True widths have not been calculated.

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

September 30, 2009